September 13, 2023
Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	Uxin Limited Form 20-F for the Fiscal Year Ended March 31, 2023 Filed August 14, 2023 File No. 001-38527
Attn:	Division of Corporation Finance Office of Trade & Services

VIA EDGAR

Dear Tyler Howes and Christopher Dunham:

This letter sets forth the responses of Uxin Limited (the “Company”) to the comments (the “Comments”) the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated August 31, 2023. For the Staff’s convenience, we have included herein the Comments in bold, and the Company’s responses are set forth immediately below the Comments.

Form 20-F for the Fiscal Year Ended March 31, 2023

Item 16I. Disclosure Regarding Foreign Jurisdiction that Prevent Inspections, page 150

1. We note your statement that you reviewed your register of members and the public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Submission under paragraph (a) of Item 16I

The Company respectfully advises the Staff that it did not rely on any legal opinions or third-party certifications, such as affidavits, as the basis for its submission under paragraph (a) of Item 16I on Exhibit 15.4 (“Exhibit 15.4”) to the annual report on Form 20-F for the fiscal year ended March 31, 2023 filed with the Commission on August 14, 2023 (the “2023 Annual Report”).

As the Company has disclosed in its submission under paragraph (a) of Item 16I in Exhibit 15.4, based on an examination of the Company’s register of members and the public filings made by the Company’s shareholders, including beneficial ownership reports on Schedule 13D and Schedule 13G (the “Public Filings”), the Company believes that it had a reasonable basis to conclude that it is not controlled by a government entity in mainland China. As provided in Exhibit 15.4, as of the date of the 2023 Annual Report, (i) Xin Gao Group Limited, NIO Capital Entities, Astral Success Limited and GIC Private Limited collectively beneficially owned approximately 65.7% of the Company’s total outstanding shares on an as-converted basis and approximately 69.1% of aggregate voting power; and (ii) no other shareholder owned more than 5% of the Company’s outstanding shares and/or aggregate voting power on an as-converted basis.

Additionally, based on publicly available information and the Company’s inquiries to its shareholders, to the best knowledge of the Company:

(i)
Xin Gao Group Limited is a British Virgin Islands company wholly owned by Mr. Kun Dai through a trust and of which Mr. Kun Dai is the sole director. Mr. Kun Dai, the Company’s chief executive officer and the chairman of the board of directors, is a natural person not affiliated with any foreign government entity.
(ii)
The NIO Capital Entities consist of Abundant Grace Investment Limited, a company limited by shares incorporated under the laws of the British Virgin Islands, and Abundant Glory Investment L.P., a limited partnership organized under the laws of the British Virgin Islands. NBNW Investment Limited and Eve One Fund II L.P. comprise the owners of the majority of the voting interest of Abundant Grace Investment Limited. NBNW Investment Limited is a holding company indirectly and wholly owned by a family trust set up by Mr. Bin Li. NIO Capital II LLC is the general partner of Eve One Fund II L.P. and Abundant Glory Investment L.P., and Mr. Bin Li is one of the managers of NIO Capital II LLC. Mr. Bin Li, the Company’s director, is a natural person not affiliated with any foreign government entity.
(iii)
Astral Success Limited is an exempted limited partnership organized and existing under the laws of British Virgin Islands. Joy Capital Opportunity, L.P., Joy Capital II, L.P. and Joy Capital III, L.P. comprise the owners of the majority of the voting interest of Astral Success Limited. Joy Capital Opportunity GP, L.P., Joy Capital II GP, L.P. and Joy Capital III GP, L.P. are the respective general partners of Joy Capital Opportunity, L.P., Joy Capital II, L.P. and Joy Capital III, L.P. Joy Capital GP, Ltd. is the general partner of Joy Capital Opportunity GP, L.P., Joy Capital II GP, L.P. and Joy Capital III GP, L.P. Each of the above-mentioned entities is ultimately controlled by Mr. Erhai Liu. Mr. Erhai Liu, the Company’s director, is a natural person not affiliated with any foreign government entity.
(iv)
GIC Private Limited is wholly-owned by the Government of Singapore and was set up with the sole purpose of managing Singapore’s foreign reserves.

Based on the above, the Company believes it is reasonable and sufficient to rely on its register of members, the Public Filings, other publicly available information, and inquiries with certain shareholders as to their government ownership or support to form the basis for the Company to draw the conclusion that it is not owned or controlled by a governmental entity in the foreign jurisdiction. In this regard, the Company notes that the Commission has stated in Final Rule, Release No. 34-93701, Holding Foreign Companies Accountable Act Disclosure, that although the terms are not defined in the statute, the meaning of the terms “owned or controlled,” “owned,” and “controlling financial interest” in the Holding Foreign Companies Accountable Act reference a person’s or governmental entity’s ability to “control” the registrant as that term is used in the Exchange Act and the Exchange Act rules.

In addition, since each of the Company’s consolidated subsidiaries (other than one consolidated subsidiary in which the Company has a majority equity interest (the “Majority-Owned Subsidiary”) is wholly-owned, directly or indirectly, by the Company, the Company has relied upon the materials and information as described in the foregoing paragraphs, and did not rely upon additional documentation, to reach its conclusion that none of these subsidiaries is “owned or controlled” by any foreign government entities. With respect to the Majority-Owned Subsidiary, after due inquiry and based on an examination of public filing concerning the shareholders of the Majority-Owned Subsidiary, the Company has no reason to believe that such subsidiary is “owned or controlled” by any foreign government entities.

Required disclosures under paragraph (b) of Item 16I

The Company respectfully advises the Staff that it did not rely on any legal opinions or third-party certifications, such as affidavits, as the basis for its disclosures under paragraph (b)(2) and (b)(3) of Item 16I. With respect to the disclosures required under paragraph (b)(2) and (b)(3) of Item 16I, the Company has relied on the materials and information as set forth in submission under paragraph (a) of Item 16I discussed above, including register of members, the Public Filings and inquiry with certain shareholders as to their government ownership or support, to form the basis for the Company to draw the conclusion in its disclosure in response to paragraph (b)(2) and (b)(3) of Item 16I.

2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully advises the Staff that in preparation of its required disclosures under paragraph (b)(4) of Item 16I of Form 20-F, the Company has reviewed publicly available information and its internal records and further conducted inquiries to the members of the board of directors of the Company and its consolidated operating entities to determine whether each of such individuals is an official of the Chinese Communist Party. In connection with such review and inquiries, the Company did take into consideration such individuals’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party, based on information provided by the applicable individuals to the Company. The Company did not rely upon third-party certifications such as affidavits as the basis for disclosure and did not believe such third party certifications were either available or necessary to its determination. After taking the foregoing steps, nothing has come to the Company’s attention suggesting that any such individual is an official of the Chinese Communist Party or has any memberships or affiliations that could reasonably result in such individual being considered an official of the Chinese Communist Party. Accordingly, the Company re-confirms that to the best of its knowledge, as of the date of the 2023 Annual Report, none of the members of the board of directors of the Company or each of the Company’s consolidated operating entities was an official of the Chinese Communist Party.

3. Please note that 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and confirm, if true, that you have disclosed the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities. Alternatively, please provide this information in your supplemental response.

The Company respectfully advises the Staff that its consolidated operating entities are organized or incorporated in the Cayman Islands, the British Virgin Islands, mainland China and Hong Kong.

Based on the review conducted by the Company as described in its responses to the Staff’s Comments No.1, with respect to (b)(2), as of the date of the 2023 Annual Report, none of the shares of the Company or any of the Company’s consolidated operating entities was owned by any governmental entity in the jurisdiction in which the Company or such operating entities are incorporated or otherwise organized.

4. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our best knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

The Company respectfully submits that as of the date of the 2023 Annual Report, the then effective memorandum and articles of association of the Company and the articles of incorporation (or equivalent organizing document) of each of the Company’s consolidated foreign operating entities did not contain any charter of the Chinese Communist Party, including the text of any such charter. Please note that this statement is being made without “best knowledge” qualification as indicated in the Staff’s comment.

If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter, please contact the undersigned or Li He (Tel: +852-2533-3306) of Davis Polk & Wardwell LLP.

Sincerely yours,
Uxin Limited
By:	/s/ Kun Dai
Name: Kun Dai
Title: Chairman and Chief Executive Officer

cc:	Li He
Davis Polk & Wardwell LLP